Via EDGAR
August 24, 2015
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Rahul Patel
Re:     KBS Real Estate Investment Trust III, Inc. (the “Company”)
Request to Withdraw RW Filing

Dear Mr. Patel:
On August 21, 2015, the Company filed a registration withdrawal request under an incorrect EDGAR file number. The Company respectfully requests to withdraw, effective immediately, the registration withdrawal request that was filed in error under File No. 333-164703 and undertakes to file later today a registration withdrawal request under the correct EDGAR file number, which is File No. 333-186685.
If you need any additional information, or if we can be of any further assistance, please contact Carrie J. Hartley of DLA Piper LLP (US) at (919) 786-2007.

Sincerely,

/S/ Jeffrey K. Waldvogel

Jeffrey K. Waldvogel
Chief Financial Officer

cc:     Carrie J. Hartley, Esq.
DLA Piper LLP (US)